Dear Shareholders,

One of BRF’s major concerns is the focus on the consumer, and the offer of products which match tastes and needs. There are two tendencies in the global food industry which go hand in hand and are increasingly attractive to our customers. One of these is what is being termed as the trend towards so-called ‘healthy’ foods, which can be summed up as eats and drinks items which put health first and foremost. The other is practical foods imposed by the inescapable rhythm of our daily lives and the lack of time for dealing with so many commitments.

In this context, since last year BRF has been focusing on innovations in products geared towards these two market tendencies with the unveiling of a modern Innovation Center in Jundiai in the state of São Paulo being part of this process. These initiatives have been instrumental in the growth of the Company’s revenues following the asset sale and discontinuation of certain product categories, measures to which we committed under the Performance Agreement Instrument (TCD).

We can report a very favorable second quarter performance in spite of a less effervescent domestic market. Consolidated net sales grew 10% to R$ 7.5 billion. Adjusted EBITDA reported R$ 909.9 million – a growth of 61% on an adjusted EBITDA margin of 12.1% against 8.3% posted in 2Q12. EBITDA was R$ 801.0 million, an increase of 55%. The Company reported a net income of R$ 208.4 million with net margin improving from 0.1% to 2.8%.

Based on a year-on-year comparative basis, in addition to new product launches which supported domestic market performance, export demand recorded a significant recovery due and equilibrium between world demand and supply. The food service and dairy products segments also recorded a premium performance in relation to the same period in 2012.

BRF has sought to reduce the cost and lengthen the maturity profile of its debt through bond issues totaling US$ 500 million at an annual coupon of 3.95% (yield to maturity 4.135%) and R$ 500 million, issued at an interest rate of 7.75% p.a. The operation commanded one of the best prices for a Brazilian corporate issue.

During the quarter, Japan, as one of the largest consumers of pork, opened up its market to imports from plants located in the state of Santa Catarina. In July, BRF concluded its first shipment of pork filet and shoulder (coppa) cuts produced at the company plant in Campos Novos (SC). Currently, BRF is already the largest exporter of poultry meat to the Japanese market.

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A great opportunity lies ahead of BRF with the start of the new cycle in 2013. Throughout its existence, the company has created the foundations for consolidating its footprint in the global food market. As it moves in the direction of strengthening and expanding its businesses in the international market, the Company is advancing discussions of the Accelerated Growth Plan and examining the opportunities for reviewing processes which could add value to the businesses.

For BRF, the focus on consumer well being is a sure path towards success of its renowned brands and is based on the constant perfection of its processes, high quality products and prioritization of human capital.

São Paulo, July 2013

Abilio dos Santos Diniz José Antonio do Prado Fay

Chairman of the Board of Directors Chief Executive Officer

2nd Quarter 2013 (2Q13)

•        Net sales totaled R$7.5 billion, corresponding to a year-on-year growth of 10%, more especially the result of the performance of export-related revenue and the launch of new products, both of which served to offset the effects of the agreement signed with the Brazilian Anti-Trust Authority – Cade (TCD -Performance Agreement Instrument).

•        Meats, dairy products and other processed products in addition to other items, recorded sales of 1.5 million tons, a reduction of 6.1%. In this context, it should be recalled that 2Q12 figures still incorporated both assets subsequently sold as well as categories discontinued in compliance with the TCD.

•         Gross profit amounted to R$ 1.9 billion, 26.1% greater than price adjustments in the light of the new costs scenario and the improvement in the international markets, with gross margin showing a positive evolution from 21.8% to 24.9%.

•         Adjusted EBITDA reached R$ 909.9 million, an improvement of 61%, reaching 12.1% against 8.3% in 2012 due to the gradual recovery in exports, the improved operating margins of domestic market business, despite the effects of the asset transfers. EBITDA reached R$ 801.1 million in the quarter (55.5% more than in 2Q12) with a corresponding EBITDA margin of 10.6% against 7.5%.

•         Net income was R$ 208.4 million against a net result of R$ 6.4 million reported in 2Q12, due to lower turnover in the latter period. Net income in 2Q13 was also impacted by the non-cash effect of the Real’s devaluation against the US Dollar

•         Financial trading volume in shares recorded an average of US$ 82.4 million/day in the quarter, 16.1% higher than 2Q12.

Highlights (R$ Million)	2Q13	2Q12	var. %
Net Sales	7,525	6,842	10
Domestic Market	4,101	3,970	3
Exports	3,424	2,872	19
Gross Profit	1,877	1,489	26
Gross Margin	24.9%	21.8%	310 bps
EBIT	503	281	79
Net Income	208	6	3,163
Net Margin	2.8%	0.1%	270 bps
EBITDA	801	515	55
EBITDA Margin	10.6%	7.5%	310 bps
Adjusted EBITDA	910	565	61
Adjusted EBITDA Margin	12.1%	8.3%	380 bps
Earnings per share(1)	0.24	0.01	2,400
(1) Consolidated earnings per share (in R$), excluding treasury shares.

Accumulated first half 2013 (1H13)

•        Net revenue totaled R$ 14.7 billion, a growth of 11.8%, as a result of sales performance in the Company’s chosen business segments and in spite of the sale of assets required for complying with the TCD.

•        The meats, dairy products and other processed products in addition to other items recorded sales of 3.0 million tons, a reduction of 5.6%.

•         Gross profit amounted to R$ 3.6 billion, 26.2% higher due to the improvement in market performance and reduced cost pressures. The Company reported a gain of 2.8 p.p in gross margin.

•         Adjusted EBITDA reached R$ 1.8 billion, 60.6% higher than 2Q12, reflecting in an adjusted EBITDA margin of 12.0% against 8.3% in 1H12. The Company reported first half EBITDA of R$ 1.6 billion (a 57.1% improvement) corresponding to an EBITDA margin of 10.9% against 7.7%.

•         Net income was R$ R$ 567.0 million against R$ 159.6 million reported for 1H12 – an increase of 255.3% and equivalent to a net margin of 3.8% against 1.2%.

•         The financial trading volume in company shares averaged US$86.5 million/day during the period, 10.0% up on 1H13

Highlights (R$ Million)	1H13	1H12	var. %
Net Sales	14,734	13,179	12
Domestic Market	8,170	7,886	4
Exports	6,564	5,293	24
Gross Profit	3,574	2,833	26
Gross Margin	24.3%	21.5%	280 bps
EBIT	1,034	549	88
Net Income	567	160	255
Net Margin	3.8%	1.2%	260 bps
EBITDA	1,605	1,021	57
EBITDA Margin	10.9%	7.7%	320 bps
Adjusted EBITDA	1,762	1,097	61
Adjusted EBITDA Margin	12.0%	8.3%	370 bps
Earnings per share(1)	0.65	0.18	361
(1) Consolidated earnings per share (in R$), excluding treasury shares.
The variations in this report are comparisons between the first half of 2013 (1H13) and the same period in 2012 (1H12) or for the 2nd quarter 2013 (2Q13) against the 2nd quarter 2012 (2Q12), as specified.

Adjusted EBITDA

(R$ million)

Second quarter

Quarterly

Brazilian Exports

Brazilian exports of chicken meat and beef in 2Q13 were characterized by larger volumes and revenues compared with 1Q13. However, chicken meat shipments for the full first half were down 5% on a comparative year-on-year basis. Pork shipments in turn were lower both in volume and revenue.

Export volume of chicken meat in 2Q13 totaled 989 thousand tons, 9.7% up on 1Q13 and 2.4% down in relation to 2Q12. Quarterly revenues were 12.3% above those of 1Q13 and 12.1% above 2Q12 (in US$ terms). For the accumulated period from January to June 2013, volumes amounted to 1.9 million tons, 5% less than the same period in 2012. Saudi Arabia, Japan and Hong Kong continue to absorb the larger part of Brazilian exports. While still not officially confirmed, prospects for the opening of the Mexican market should provide a boost to Brazilian shipments before the year-end if this becomes a reality.

Volumes of pork exports in 2Q13 were very similar to 1Q13 at approximately 120 thousand tons (representing a variation of -0.3% in 2Q13 vs 1Q13). However, there was a decline of 17.2% in year-on-year volumes. Revenue performance (in US$) also tracked lower: -2.1% compared to 2Q13 with 1Q13 and -16.2% in 2Q13 vs 2Q12. Lower volumes in the quarter under review are principally due to movement in the Ukrainian market. While volumes exported to Russia reported an increase of 24% in the first half of 2013 vs 2012 (January to June), sanitary restrictions imposed by the Ukraine on Brazilian exports introduced in March 2013 had a significant impact on sales volume to the country, declining from 65 thousand tons in January-June 2012 to 25 thousand tons in the same period 2013, a fall of 61%. However, in view of the outlook for the market, pork volumes are expected to recover during the course of the year. The Ministry of Agriculture, Livestock and Supply (MAPA) announced the certification of production units for exportation to Japan, a consuming market of high value prime cuts.

Beef export volume continued to increase during the year. Shipments in 2Q13 totaled 354 thousand tons, an increase of 10.3% vs 1Q13 and 5.5% vs 2Q12. Total revenues (US$) for the quarter were 8.4% more than 1Q13 and 3.1% lower than 2Q12. For the first half of the year (January to June), Brazilian exports to Hong Kong were particularly outstanding, increasing by 68% in relation to the same period in 2012 and totaling 173 thousand tons. Iranian imports also recorded significant volumes between comparable periods (98%). Export volumes to Venezuela (46%) and Russia (155 thousand tons from January to June) were also notable.

Domestic Consumption

Brazilian domestic inflation measured by the IPCA (Amplified Consumer Price Index) was 6.70% for the 12 month period ending June 2013 breached the top of the Central Bank’s tolerance band. In addition, sales at supermarket and specialist food and beverage stores experienced reduced sales volume due to the increase in food prices, a trend detected by the IBGE (the federal government statistics office) surveys since the beginning of the year. Again and in parallel, domestic indicators which reflect the consumer confidence index (ICC), both calculated by the FGV (national scope) as well as by Fecomércio (the Commercial Federation for Goods, Services and Tourism for the State of São Paulo), have revealed a weakening trend over recent months. However, in spite of this negative tendency, in absolute terms the ICC continues to show a degree of optimism, reflecting a less confident consumer albeit still positive in relation to the current and future scenario according to LCA Consultoria’s analysis. In addition, reduced pricing pressure on food products should result in improved volume turnover in the supermarket and hypermarket segment through to the end of the year.

Food Consumption Tendencies

Surveys show that the consumer seeks more nutritious and quality products although without sacrificing taste. Food consumption tendencies reveal five factors which are shaping new habits and attitudes in relation to food worldwide: 1) Sensorial and pleasure; 2) Healthiness and well being; 3) Convenience and practicality; 4) Quality and reliability; 5) Sustainability and ethics. According to the Fiesp/Ibope survey for the BrasilfoodTrends 2020 project, the most important aspects to be considered by the Brazilian consumer when trying a product are that it should be an item: 54% with a brand in which he trusts and knows; 52% which is appetizing and tasty; 28% which is nutritious and enriched with vitamins; 27% which is a quality food; 27% which is cheap; 22% which is food with the lowest level of preservatives possible. The outlook is that the market in the so called healthy foods in Brazil will surpass the R$ 40 billion mark by 2014.

Investments

Investment in Capex in the quarter amounted to R$ 390 million, 37.4% down when compared to the same period of 2012, directed mainly at projects destined for growth, efficiency and support.  Investments of R$ 134 million in biological assets (breeder stock) for supplying growth projects are also considered in this amount.

Principal disbursements were used for investments in increased production capacity at Lucas do Rio Verde (MT), Videira (SC), Ponta Grossa (PR), Capinzal(SC), Tatuí(SP) and Uberlândia (MG); the building of new plants: margarines (Vitória do Santo Antão-PE); cheese (Três de Maio-RS); the Rio de Janeiro-RJ distribution center and the processed products unit in the Middle East in addition to investments in projects for automation, expansion of product lines and support.

Investments

Innovation Center

On June 20, 2013, the Company unveiled the BRF Innovation Center in Jundiaí (SP), a research center equipped with modern laboratories, experimental kitchens and mini-plants for pilot production runs. The project, worth R$ 58 million, is part of the Company’s objective of doubling investments in research, development and innovation by 2015, bringing with it the capture of important synergies by bringing together personnel and the other areas of BRF.

The complex is divided into four areas: breeding and research, application, experimental kitchens and sensorial analysis. Unlike previous ones, this new structure will have facilities for conducting tests in the form of specific mini-production lines for evaluation and for product development purposes

The Innovation Center in Jundiaí-SP, unveiled in June 2013.

Sale of Ana Rech assets

On May 7, 2013, once the Suspensive Conditions to the Ana Rech Industrial Unit (pork processing unit and poultry farms) in the state of Rio Grande do Sul have been verified, BRF committed to sell and JBS agreed to acquire the Biological Assets and the Property known as Granja André da Rocha in the city of Nova Prata (RS). The amount of the operation is worth R$ 200 million with repayment in 50 monthly installments and an initial grace period of six months. BRF recorded a loss on the operation of R$ 33,2 million.

Production

A total of 1.4 million tons of food was produced in the quarter, a volume 7.16% down on 2Q12. Adjustments were made to the meat production segment in the light of the implementation of the Performance Agreement Instrument (TCD) and a reduction in the output of dry line dairy products (UHT milk) – a strategic decision in view of the focus on ramping up profitability.

Production at Quickfood, Argentina was consolidated in July 2012 and recorded in the Company’s overall numbers for meats and other processed products.

Production	2Q13	2Q12	var. %	1H13	1H12	var.%
Poultry Slaughter (million heads)	459	447	3	900	896	1
Hog/ Cattle Slaughter (thousand heads)	2,448	2,844	(14)	4,922	5,550	(11)
Production (thousand tons)
Meats	1,036	1,085	(5)	2,060	2,126	(3)
Dairy Products	203	259	(22)	401	516	(22)
Other Processed Products	128	130	(2)	243	230	5
Feed and Premix (thousand tons)	2,835	3,095	(8)	5,575	5,969	(7)

Product Launches and Investments in Marketing

The Company is seeking to expand its portfolio, reposition brands and categories and add value, launching 70 new products during the year to date: Food Service – 4; domestic market – 27; exports – 33; and 6 in the dairy product segment. The principal innovations introduced into the portfolio were in the lines and brands of the following product categories: Ready-to-Eat Meals, Pizzas, Meu Menu, Ouro, Breaded Products, Processed Products, Dairy Products, Frozen Vegetables and Margarines. During the course of 2013 to date, a total of 128 new products were delivered to the consumer.

On May 21, 2013, Sadia and Batavo announced their support for the Rio 2016™ Olympic Games – an incursion of BRF brands into the sporting world and underscoring the association with their vision of a more healthy life. The Sadia and Batavo brands will be official supporters (level 2) of the Rio Olympics in the Packaged Food and Dairy Products categories, respectively.

On June 10, 2013, BRF signed a sponsorship agreement with the Brazilian Soccer Confederation (CBF) to expire in 2022 and involving the national soccer team and all the other categories managed by the Confederation; the Sadia brand, a leader in the domestic market and BRF’s flagship brand in export markets, will spearhead the partnership, already having participated in the Confederations Cup. The brand logo was also chosen to be affixed to the uniforms of the Brazilian national team and elsewhere. The agreement signed with the CBF allows all other company meat brands to be similarly advertised.

DOMESTIC MARKET

The challenge for BRF’s domestic market operations in 2Q13 was to mitigate the impacts of lackluster consumer demand as well as the sales of assets and suspension of certain brands. The domestic market has been incorporating new products into its portfolio since early 2012 with a view to offsetting these impacts.

Domestic market sales revenue reached R$ 3.1 billion in 2Q13, 4.3% higher on 11.5% lower volumes and 17.8% higher average prices, average costs rising by 13.5%. This was reflected in the operating profit of R$ 225.4 million for this segment, 24.1% higher, with operating margin at 7.3% against 6.1% when compared with 2Q12. Performance is indicative of management’s capacity to overcome an adverse market scenario and the reduction of a third of our sales volume in domestic market resulting from the implementation of the TCD.

During 2013, the Company will continue to focus on strategic actions for the domestic market which permit: identification of the role and positioning of each category in the market; establishment of strategies for each brand; and the capture of synergies through the increase in productivity and efficiency at low cost, supported by the consolidation effect of the merger and the integration of distribution channels, operating all the brands together and undertaking deliveries with a single vehicle.

Consolidated domestic market sales in 1H13 totaled R$ 6.2 billion, 4.2% higher on 9.5% lower volumes with 15.2% higher average prices and 10.4% higher average costs. Operating profit in this segment was R$ 642.3 million, a 37.9% increase, the operating margin being 10.4% against 7.8% in 1H12.

Market Share – Value %

Dairy, margarines e pastas: basis apr/may

Pizzas, specialty meats and frozen processed meats: basis mar/apr

Source: AC Nielsen

EXPORTS

After short spell when export margins came under pressure in 1Q13, business in 2Q13 benefited from the gradual recovery in the principal markets, a more favorable exchange rate and a reduction in the costs of the principal raw materials.

During the quarter, export turnover was R$ 3.4 billion, 19.4% higher in revenue terms with a 4.9% increase in volumes. Average prices reported a gradual recovery as the demand and supply equation normalized in the leading markets and also the foreign exchange transaction effect saw export revenues grow 13.8% in Reais while average costs also rose 8.1% - albeit less so than the increase in export revenues. This reflected an easing in the costs of the principal raw materials with the release of the new Brazilian grain crop into the market thus boosting a recovery in operating margins from 2.3% to 6.4% in the quarter under review.

Exports were R$ 6.5 billion, 24.7% up in revenue terms, volumes 4.5% higher and totaling 1.3 million  tons in the first half of the year. First half operating margins also saw an improvement at 19.3% against an accumulated 14.6% in 1H12 driven by the recovery in average prices of 3.9% against 0.2% in the 1H12.

In addition, other factors were at play in supporting this more promising scenario for exports: the first pork shipment to Japan; greater stability in the Far East market and European markets, the reopening of the Ukraine for pork imports; and demand for chicken meat from Mexico (in negotiation).

The situation in the leading markets during 2Q13 was as follows:

Middle East – in 2Q13, performance was dictated by the opportunities during the period both in terms of price as well as volume. This was due to the attractiveness of the local market which saw the small and medium-sized players direct a large part of their production to satisfy domestic demand. In the 2Q13 there was a year-on-year decline in volumes in 2Q13 of the order of 9.2%, due to a carry-over of inventory and these volumes were sold in the same period. Because of an equilibrium in the local Inventories, we had recovery in prices  in the quarter with consequent improvement in revenues in the order of 13.5%.

Far East – Export revenue and volume rose 11.8% and 1.7%, respectively in the quarter. The highlight in the area was the opening up of Japan to Brazilian pork imports, the Japanese market being an important source of demand for high value prime cuts. In June, the Ministry of Agriculture, Livestock and Supply announced certifications for exports to Japan, two BRF units being included (Herval d’Oeste and Campos Novos). The post-avian influenza period in the Far East has created a good business environment, worthy of mention being the launch of a new line of Sadia-branded processed products in Hong Kong. The aim of BRF’s sales strategy is to achieve a leading position in the local market.

Europe – With the approach of the northern hemisphere summer, the seasonality factor has stimulated improved demand since April. In May, the European market saw additional signs of recovery, more especially in prices. Quarterly revenues rose 15.9% with volumes reporting a similar upward movement of 4.1%.

Eurasia – Due to weaker demand in this market (41.2% decline in sales), revenues fell 34.1% in the quarter. In June, the Ukraine announced the partial lifting of an import ban imposed in March on Brazilian pork exports. Five units in the states of Rio Grande do Sul and Santa Catarina were certified for exports to the Ukraine, two of them BRF plants (Lajeado and Campos Novos). This is an important advance since the Ukraine has been consolidating into the principal market for Brazilian pork exports.

The Americas – The process of integrating Avex, Danica and Quickfood is underway, bringing synergies to the businesses and ensuring increasingly more efficient processes. Consolidation of the acquisitions has also been instrumental in increasing growth by 118.5% in revenues and 53.2% in volumes for this market in the quarter.

Africa and other countries – In South Africa following the ruling in favor of Brazil in the dumping investigations, in June local chicken meat producers requested an increase in import duties on the product. Discussions on the matter continue.

In the quarter, growth was 25.2% in revenues and 47.7% in volumes due to demand for dark chicken meat.

Exports by Region

DAIRY PRODUCTS

Revenue from dairy products amounted to R$ 704.8 million, improving by 0.4% with a strategic reduction in volumes of 18.8%, notably in the case of UHT milk. At the same time, average prices increased by 23.6%, exceeding increases in raw materials and other costs of approximately 17.7%. Operating margins recorded an improvement of 0.4% to 3.5%. New products in the chilled yogurt, cheese and milk beverage lines were launched while there was a reduction in the dependence of the segment on fluid milks (both UHT and pasteurized). There was thus a resulting increase in margins despite the increase in milk collection due to the seasonal peak in output.

For the first half of 2013, the Company reported dairy product revenues of R$ 1.3 billion, 0.4% higher, and again with a strategic reduction in volumes of 17.7%. The segment reported an increase in average prices and costs of 21.9% and 16.1%, respectively.

FOOD SERVICE

After a promising April, the Food Service market recorded slower demand in May and June. This scenario reflects a combination of factors such as: inflation in the food sector which reduced the availability of disposable incomes for expenditure on away from home eating for leisure (33% of sector sales is generated from meals for pleasure/entertainment), street demonstrations which impacted the food service business for some days in June, lack of security in public places as well as the declining confidence in the outlook for the economy among the general public.

Other factors contributing to this scenario are the high cost of labor, occupation (rents and fees) and the tax burden, all of which continue to squeeze the profitability of the Food Service segment. Increased overheads are not always fully passed on to the consumers with immediate effect.

In spite of the adverse economic climate and maintaining the focus and development of the level of service to transformers, we recorded growth for the segment of 2.0% in relation to the same period for the preceding year, sales revenue reaching R$ 360.2 million on 7.7% lower volumes. Average prices were 10.5% higher against average cost increases of 7.1%.

The highlight was a recovery in the segment’s profitability with a gain of 1.1 percentage points on an operating margin of 10.2% thanks to the equalization of the price/cost ratio of items sold. The Food Service segment posted an operating result of R$ 36.6 million representing strong year-on-year growth of 14.3%.

In the first half, Food Service revenues were R$ 725.2  million, 2.7% higher on 11.2% lower volumes. Average prices rose 15.7% against 11.7% lower costs.

Sales by Channel

DOMESTIC MARKET	THOUSAND TONS				R$ MILLION
	2Q13	2Q12	ch. %	2Q13	2Q12	ch. %
In Natura	97	96	1	567	472	20
Poultry	62	64	(3)	329	257	28
Pork/beef	35	32	9	238	215	11
Processed	376	421	(11)	2,294	2,282	1
Other sales	96	127	(24)	234	214	9
Total	570	644	(11)	3,094	2,967	4
EXPORT MARKET	THOUSAND TONS				R$ MILLION
	2Q13	2Q12	ch. %	2Q13	2Q12	ch. %
In Natura	514	551	(7)	2,633	2,373	11
Poultry	451	475	(5)	2,203	1,926	14
Pork/beef	64	76	(16)	430	447	(4)
Processed	108	82	31	681	439	55
Other sales	51	9	481	52	8	574
Total	673	642	5	3,366	2,819	19
DAIRY	THOUSAND TONS				R$ MILLION
	2Q13	2Q12	ch. %	2Q13	2Q12	ch. %
Dry Division	141	193	(27)	363	399	(9)
Fresh and Frozen Division	63	68	(6)	325	289	12
Other sales	24	21	14	17	14	21
Total	228	281	(19)	705	702	0
FOOD SERVICE	THOUSAND TONS				R$ MILLION
	2Q13	2Q12	ch. %	2Q13	2Q12	ch. %
Total	51	55	(8)	360	353	2
TOTAL	THOUSAND TONS				R$ MILLION
	2Q13	2Q12	ch. %	2Q13	2Q12	ch. %
Total	1,523	1,622	(6)	7,525	6,842	10

DOMESTIC MARKET	THOUSAND TONS				R$ MILLION
	1H13	1H12	ch. %	1H13	1H12	ch. %
In Natura	199	195	2	1,184	953	24
Poultry	134	130	3	721	530	36
Pork/beef	65	65	1	462	423	9
Processed	725	856	(15)	4,523	4,600	(2)
Other sales	212	205	3	491	395	24
Total	1,137	1,256	(10)	6,198	5,947	4
EXPORT MARKET	THOUSAND TONS				R$ MILLION
	1H13	1H12	ch. %	1H13	1H12	ch. %
In Natura	1,009	1,055	(4)	5,109	4,323	18
Poultry	879	912	(4)	4,243	3,464	22
Pork/beef	130	143	(9)	866	860	1
Processed	211	156	35	1,295	847	53
Other sales	55	9	529	55	8	617
Total	1,275	1,220	5	6,459	5,178	25
DAIRY	THOUSAND TONS				R$ MILLION
	1H13	1H12	ch. %	1H13	1H12	ch. %
Dry Division	282	378	(25)	690	765	(10)
Fresh and Frozen Division	129	134	(4)	629	556	13
Other sales	45	42	7	33	26	28
Total	456	554	(18)	1,352	1,348	0
FOOD SERVICE	THOUSAND TONS				R$ MILLION
	1H13	1H12	ch. %	1H13	1H12	ch. %
Total	100	113	(11)	725	706	3
TOTAL	THOUSAND TONS				R$ MILLION
	1H13	1H12	ch. %	1H13	1H12	ch. %
Total	2,968	3,143	(6)	14,734	13,179	12

Net Operating Sales

In 2Q13, sales revenues increased 10% to R$ 7.5 billion thanks to management’s successful strategy of increasing the portfolio to offset the impacts of weaker consumption levels in the domestic market and the reduction in volumes and revenue (transferred to third parties in line with commitments under the TCD as well as the discontinuation of specific categories of Perdigão- and Batavo-branded products). Business was also driven by a gradual recovery in export markets.

In the first half, net operating revenue reached R$ 14.7 billion, an increase of 11.8%, the result of organic growth, incorporation of Quickfood and an increase in the portfolio through innovation with the launch of various products and categories to offset the impact of the transfer of assets in 3Q12 pursuant to the agreement with the Brazilian anti-trust authorities (TCD).

Breakdown of Net Sales (%)

Cost of Sales (CPV)

In 2Q13, the cost of sales was R$ 5.6 billion, an increase of 5.5%, due to the increase in other raw materials as well as collective wage bargaining agreements signed in the quarter. Although results in the quarter benefited from the reduction in grain costs – principal raw materials (corn – 19.1% below 1Q13 and 1.9% less than prices prevailing in 2Q12 and soy beans – 7.8% where prices were lower than 1Q13 although 6.7% higher than 2Q12).

Cost of sales increased 7.9% to R$ 11.2 billion in relation to 1H12. In spite of this increase, costs rose at a lesser pace than revenue, permitting an improvement in gross margin. The principal increases were reported in the following items: 1) a spike in the first quarter in the prices of the principal raw materials, especially corn from 4T12 and reflecting the hiatus between successive Brazilian crop harvests. While the related costs fed through to the production of in-natura products, from 1Q13 there was a decline in grain prices with the delivery of the new crop in 2Q13 as shown above; 2) an increase in items indexed to the foreign exchange rate such as: packaging, freight, vitamins; 3) readjustment in payroll costs due to annual wage bargaining agreements; and 4) an increase in the price of milk collection due to a decline in output with the onset of winter.

Gross Profit and Gross Margin

Gross Profit amounted to R$ 1.9 billion, an improvement of 26.1% in 2Q13, with gross margin 3.1 percentage points up on 2Q12, increasing from 21.8% to 24.9%. In the first half year, Gross Profit was R$ 3.6 billion, an increase of 26.2% and corresponding to a gross margin of 24.3% against 21.5%, showing gains relative to commercial performance and a reduction in the costs of key raw materials.

Operating Expenses

The Company successfully managed to hold operating expenses as a percentage of net sales  at 2Q12 levels of 16.7%, this in spite of higher investments in marketing and trading during the quarter aimed at offsetting the impacts of weak Brazilian consumer activity.

Commercial expenses rose 7.5% largely reflecting the increase in variable expenses due to investments in development of new lines and products (innovation), launches  and campaigns and additional logistical costs (truck drivers’ law). Administrative expenses and fees increased by 25.1% as a result of the engagement of consultancies as well as due to travel expenses and taxes.

In 1H13, operating expenses amounted to R$ 2.4 billion, an increase of 7.7%, especially impacted by variable commercial and administrative expenses.

Other Operating Expenses

The growth of 103% in the quarter and 86% in the first half relate to provisions for participation in profits and results sharing due to better quarterly performance, an increase in tax provisions and other expenses relating to the pre-operational phase of industrial units such as Lucas do Rio Verde-MT.

Operating Result before Financial Expenses and Operating Margin

In the light of the comments above, the operating result before financial expenses was R$ 502.5 million in the quarter – 79.1% higher and representing an operating margin of 6.7% of net sales over the 4.1% recorded in 2Q12. The increase of 2.6 percentage points reflects an improving export performance and a decline in the principal raw material costs.

Together with the gradual recovery in domestic market revenue following a decline due to the release of assets under the TCD and despite weaker consumption levels, more notably in the Brazilian market, these factors also explain the pre-financial expense operating result reported for 1H13 of R$ 1.0 billion, an improvement of 88.4% over 1H12, reflecting an enhanced operating margin of 2.8 percentage points.

Financial Results

Net financial expenses amounted to R$ 259 million in the quarter and a reduction of 9.9% when compared with 2Q12, albeit with a significant increase in relation to financial expenses for 1Q13. This reflects the foreign exchange transaction effect on exposure to unhedged dollar denominated debt. First half financial expenses amounted to R$ 361 million – stable in relation to the same period in 2012.

In the light of the high level of exports, the Company conducts operations with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), the Company uses financial derivatives (for example: NDF) and non-derivative financial instruments (for example: foreign currency debt) for hedge operations and concomitantly, to eliminate the respective unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

The use of non-derivative financial instruments for foreign exchange cover continues to permit a significant reduction in the net currency exposure in the balance sheet, resulting in substantial benefits through the matching of currency liability flows with export shipments and therefore contributing to a reduction in the volatility of the financial result.

On June 30, 2013, the non-financial derivative instruments designated as hedge accounting for foreign exchange cover amounted to USD 723 million, and a proportional reduction in book currency exposure of the same value. In addition, the financial derivative instruments designated as hedge accounting according to the concept of a cash flow hedge for coverage of highly probable exports, totaled USD 1,072 million + EUR 129 million + GBP 40 million and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was booked to shareholders’ equity, thus avoiding the impact on the Financial Expenses.

The Company’s net debt was R$ 7.4 billion, 5.8% more than reported for December 31, 2012, resulting in a net debt to adjusted EBITDA ratio (last twelve months)  of 2.2 times with a book currency exposure of US$ 312 million, a 24% decrease. In spite currency devaluation, BRF was able to reduce its leverage in relation to 1Q13.

Debt

Debt - R$ Million		6/30/2013		12/31/2012
	Current	Non-Current	Total	Total	% ch.
Local Currency	(1,965)	(1,855)	(3,820)	(3,890)	(2)
Foreign Currency	(843)	(5,475)	(6,318)	(5,882)	7
Gross Debt	(2,808)	(7,330)	(10,138)	(9,772)	4
Cash Investments
Local Currency	658	144	802	1,209	(34)
Foreign Currency	1,903	9	1,912	1,545	24
Total Cash Investments	2,561	153	2,714	2,753	(1)
Net Accounting Debt	(246)	(7,177)	(7,423)	(7,018)	6
Exchange Rate Exposure - US$ Million			(265)	(412)	(36)

Trend in Net Debt/Adjusted EBITDA

Equity Income Result

Due to the results reported for domestic and international subsidiaries, in 1H13 equity income reported a gain of R$ 9.6 million although when compared to the same period in 2012, there was a reduction of 11.2%, principally reflecting the results of Brazil-based affiliates.

Income Tax and Social Contribution

Income tax and social contribution reported an expense of R$ 34.7 million in the quarter against an income of R$ 18.1 million in the preceding quarter, representing an effective tax rate of 14.2%. In the accumulated first half period 2013, the expense amounted to R$107.6 million against one of R$22.1 million in the same period in 2012. This corresponds to an increase of 387.2% and an effective tax rate of 16% and 11.9%, respectively.

Participation of non-controlling shareholders

The negative result of R$ 0.4 million against a loss of R$ 4.8 million in 2Q12, reported under this item relates to the participation in the results for the subsidiaries acquired in Argentina, the Middle East and Europe - cases where the Company does not have full ownership.

Net Income and Net Margin

Net income was R$ 208.4 million in 2Q13 on a net margin of 2.8%, an increase of 2.7 percentage points in relation to 2Q12 in the light of a year-on-year improvement in operating results. In the first half of 2013, BRF’s net earnings were R$ 567 million, 255.3% more than registered in the same period in 2012. Net margin was 3.8% against 1.2% for the accumulated first two quarters of 2013. This reflects the better trading environment for the Company’s exports together with the reduced costs of acquiring raw materials, thus offsetting the pressures experienced in the domestic market which showed signs of weakening consumption.

EBITDA

Adjusted EBITDA (operating cash generation) reached R$ 909.9 million, a rise of 61% and corresponding to an adjusted EBITDA margin of 12.1% against 8.3% reported in 2Q12, an additional 3.8 percentage points increment. In 1H13, adjusted EBITDA amounted to R$ 1.8 billion, an increase of 60.6% with an adjusted EBITDA margin of 12.0% against 8.3% reported in 1H12, a result of the factors explained above.

The Company reported EBITDA of R$ 801.1 million in 2Q13 (55.5% higher than 2Q12), equivalent to an EBITDA margin of 10.6% against 7.5% in 2Q12. EBITDA was R$ 1.6 billion in the first half (57.1% above 1H13) and corresponding to an EBITDA margin of 10.9% against 7.7%.

EBITDA - R$ Million	2Q13	2Q12	var. %	1H13	1H12	var. %
Net Income	208	6	3,163	567	160	255
Income Tax and Social Contribution	35	(18)	-	108	22	83
Net Financial Expenses	259	287	(10)	361	362	(0)
Depreciation and Amortization	299	240	25	570	477	19
= EBITDA	801	515	55	1,605	1,021	57
Other Operating Results	111	50	120	169	82	106
Equity Accounting	(2)	(5)	(57)	(10)	(11)	(11)
Non Controlling Shareholders	0	5	(91)	(2)	4	-
= Adjusted EBITDA	910	565	61	1,762	1,097	61

The expenses net of Other Operating Results are shown in Explanatory Note 33. The disclosure of adjusted EBITDA is in line with what the Company has already informed in the presentation of the previous quarterly and /or annual results or in other publications released to the market.

Shareholders’ Equity

On June 30, 2013, Shareholders’ Equity was R$ 14.6 billion and in line with the amount reported for December 31, 2012 due to appropriation of interest on capital, despite the good operating cash generation recorded for the period. The return on annualized investment was 7.9%.

CAPITAL MARKETS

The closing price on the São Paulo Stock Exchange (BM&FBovespa) for BRF’s shares in the quarter was R$ 48,45 while the Company’s ADRs closed at US$ 21.71 on the New York Stock Exchange, an appreciation of 8.6% in Brazil and a decline of 1.8% in New York. Performance substantially exceeded the 15.8% negative variation reported by the Ibovespa, the stock index comprising the shares with the greatest liquidity traded on the Brazilian Stock Exchange, reflecting the better profitability of BRF among the most liquid companies and components of the Ibovespa this year. The Company’s market capitalization stood at R$ 42.3 billion, a growth of 59.6% in relation to 1H12.

Trend in BRF Shares X Ibovespa x NYSE

PERFORMANCE	2Q13	2Q12	1H13	1H12
BRFS3 - BM&F Bovespa
Share price - R$ *	48.45	30.39	48.45	30.39
Traded shares (Volume) - Millions	127.8	138.3	268.3	291.0
Performance	8.6%	(15.6%)	14.8%	(16.6%)
Bovespa Index	(15.8%)	(15.7%)	(22.1%)	(4.2%)
IGC (Brazil Corp. Gov. Index)	(8.6%)	(8.2%)	(8.7%)	4.7%
ISE (Corp. Sustainability Index)	(8.0%)	3.6%	(7.7%)	11.4%
BRFS - NYSE
Share price - US$ *	21.71	15.19	21.71	15.19
Traded shares (Volume) - Millions	99.8	138.3	207.4	236.5
Performance	(1.8%)	(24.1%)	2.8%	(22.3%)
Dow Jones Index	2.3%	(2.5%)	13.8%	5.4%
* Closing price

Financial Trading Volume (2Q13)

An average of USD 82.4/day (16.1% higher than 2Q12)

Financial Trading Volume (1H13)

An average of USD 86.5 million/day (10.0% higher than 1H12)

Share Performance – 2Q13

ADR Performance – 2Q13

CORPORATE GOVERNANCE

Diffused Control

Baseline Date: June 30, 2013

Number of Shares: 872,473,246 common shares

Capital Stock: R$ 12.6 billion

Shareholder Remuneration

The Board of Directors approved the distribution of profits to shareholders in the amount of R$ 359 million, corresponding to R$ 0.41225416 per share with payout scheduled for August 15, 2013 in the form of interest on capital with the corresponding retention of Income Tax at Source in accordance with the prevailing legislation.

Rating

Fitch Ratings, Standard & Poor’s and Moody’s have all assigned an investment grade rating to the Company.

Merger BRF and Sadia

The process involving the asset exchange agreement with Marfrig – signed with the Brazilian Anti-Trust Authorities (Cade) in May 2009 – was concluded in 3Q12. The agreement established the temporary suspension of some categories of Perdigão- and Batavo-branded goods in addition to the transfer of some industrial units.

Conversely, BRF has acquired control of Quickfood in Argentina, the owner of the leading brand of hamburger in that market. In expanding its footprint in South America, the Company underscored its target of growing overseas, which, together with organic expansion currently in progress in Brazil, provides the foundation for sustained growth in line with the objectives of the BRF Strategic Plan 15.

Novo Mercado

BRF signed up to the BM&FBovespa’s Novo Mercado Listing Regulations on April 12, 2006, requiring it to settle disputes through the Market Arbitration Panel under the arbitration commitment clause written into its bylaws and regulations.

Risk Management

BRF and its subsidiaries adopt a series of previously structured measures for maintaining the risks inherent to its businesses under the most rigorous control, details being shown under explanatory note 4 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection as well as internal controls and financial risks are all monitored.

Relationship with the independent auditors

Pursuant to CVM Instruction 381 of January 14, 2003, the Company informs that its policy for engaging services unrelated to the external audit is based on principles which preserve the auditor’s independence. In turn, these principles are based on the fact that the independent auditor should not audit its own work, may not exercise managerial functions, should not advocate on behalf of its client or render any other services which are deemed as not permitted under the prevailing norms, in this way maintaining the independence of the work undertaken.

Pursuant to CVM Instruction 480/09, at a meeting held on July 29, 2013, management declares that it has discussed, reviewed and agreed the information expressed in the review report of the independent auditors and with the quarterly opinions for the fiscal period ending June 30, 2013.

SOCIAL REPORT

BRF’s human capital incorporates a universe of approximately 114 thousand employees, the Company adopting a policy of internal recruiting and decentralization of the selection process to the individual units. This helps drive local economies, thus collaborating with the development of society. The principal purpose is to attract, select and direct manpower in accordance with its profile and potential, hiring those aligned with BRF’s values. The practice is to prioritize candidates originating from the location where there is a vacancy. In the second quarter, 84% of all vacancies were filled by employees drawn from the Company itself, this figure being 83.5% for the first half of 2013.

Enhancement of Human Capital

BRF runs development programs for leaders according to their various hierarchical levels, such programs including: Formation of Leaders; E-learning for Integration of Leaders and Leaders Development Program – PDL. The new Our Way of Leading Program was launched, focused on the development of supervisors and coordinators. In the second quarter of 2013, the Company continued the BRF Performance Cycle - incorporating evaluations of targets and competencies - and the definition and execution of the Individual Development Plans for Executives (PDI).

Since January 2013, a further trainee program is underway involving a job rotation scheme through the various vice presidential divisions with a third group of 30 participants, selected from a total of 19 thousand candidates. In August 2013, the Company will begin the selection process of participants for the 2014 program. During the second quarter, a further selection process was begun for the BRF Interns Program, for which 198 vacancies have been opened. The program now has a total of 591 active interns.

Additionally, BRF selected eight candidates for the Summer Project designed to identify young potential from the world’s most prestigious MBA schools and to provide joint development combining important contributions which participants can make to the business while at the same time allowing them to acquire professional knowledge in areas which are strategic to the company.

Again in the second quarter, BRF held its first post merger Organizational Climate Survey to identify employee perception of the Company in support of actions which contribute to the increasing improvement in the working environment. The survey enjoyed the participation of 92.2% of all the employees. The next stage is to analyze and publish the results and prepare action plans in conjunction with the managers for each area.

SSMA

The SSMA program continues to show significant progress from year to year. The accident frequency rate with time off work for example has seen a reduction of 79.3% since 2008. In the first half of 2013, the rate fell 17.98% compared with the same period in 2012. It should be noted that in the month of June 2013, the accident rate with time off work was the lowest in the Company’s history with a rate of 1.21. For 2013 to the end of June the accident frequency rate was 1.78 against 1.97 in 2012.

Stock Option Plan

The Company has granted a total of 9,292,188 stock options to 259 executives, the maximum vesting period being five years according to the Compensation Plan Regulations based on the shares approved on March 31, 2010 and amended on April 24, 2012 and April 9, 2013 at the Extraordinary and Annual General Shareholders’ Meeting. The plan contemplates the CEO, vice presidents, officers and others executives at BRF.

TCD – Under the Performance Agreement Instrument (TCD) and signed with Cade, in 2012, 8,849 employees were transferred to the company which acquired BRF’s assets.

Added Value Distribution (R$ million)	1H13	1H12	ch. %
Human Resources	2,129	1,892	13
Taxes	1,804	1,694	6
Interest / Rents	1,151	1,163	(1)
Retention	567	160	255
Non-controlling shareholders	(2)	4	-
Total	5,650	4,912	15

The results for the second quarter of 2013 consolidate the BRF S.A. Companies – Brasil Foods and Sadia S.A. (wholly-owned subsidiary), incorporated by BRF on December 31, 2012. Sadia’s results began being fully consolidated as from July 2009 pursuant to the Association Agreement and the Meetings for share incorporations held in July and August 2009.

All statements contained in this report with regard to the Company’s business prospects, project results and potential growth of its business constitute mere forecasts and were based on management’s expectations in relation to the Company’s future performance. These expectations are heavily dependent on changes in the market and on the country’s general economic performance, that of the sector and the international markets and, therefore, being subject to changes.

On July 13, 2011, the plenary session of the Administrative Council for Economic Defense- CADE approved the Association between BRF and Sadia S.A., subject to compliance with the provisions contained in the Performance Commitment Agreement – TCD signed between the parties concerned. These documents are available in the website: www.brf-br.com/ir

FINANCIAL STATEMENTS
R$ million	2Q13	2Q12	Ch. %
Net Sales	7,525	6,842	10

Cost of sales	(5,648)	(5,353)	6
% of NS	-75.1%	-78.2%	310 bps

Gross Profit	1,877	1,489	26
% of NS	24.9%	21.8%	310 bps

Operating Expenses	(1,259)	(1,155)	9
% of NS	-16.7%	-16.9%	20 bps
Selling Expenses	(1,140)	(1,061)	7
% of NS	-15.2%	-15.5%	30 bps
Fixed	(659)	(611)	8
Variable	(481)	(450)	7
General and Administrative Expenses	(118)	(94)	25
% of NS	-1.6%	-1.4%	20 bps
Honorary of our administrators	(5)	(6)	(12)
% of NS	-0.1%	-0.1%	-
General and administrative	(113)	(88)	28
% of NS	-1.5%	-1.3%	20 bps

Operating Income	619	334	85
% of NS	8.2%	4.9%	330 bps

Other Operating Results	(118)	(58)	103

Equity Income	2	5	(57)

Result before financial income	503	281	79
% of NS	6.7%	4.1%	260 bps

Net Financial Income	(259)	(287)	(10)

Pre-tax income	244	(7)	-
% of NS	3.2%	-0.1%	310 bps
Income tax and social contribution	(35)	18	-
% of pre-tex income	-14.2%	-262.6%	24.840 bps

Net income before participation	209	11	1,760

Participation of non-controlling shareholders	-	(5)	-

Net Income	208	6	3,163
% of NS	2.8%	0.1%	270 bps

EBITDA	801	515	55
% of NS	10.6%	7.5%	310 bps
Adjusted EBITDA	910	565	61
% of NS	12.1%	8.3%	380 bps

FINANCIAL STATEMENTS
R$ million	1H13	1H12	Ch. %
Net Sales	14,734	13,179	12

Cost of sales	(11,160)	(10,347)	8
% of NS	-75.7%	-78.5%	280 bps

Gross Profit	3,574	2,833	26
% of NS	24.3%	21.5%	280 bps

Operating Expenses	(2,363)	(2,195)	8
% of NS	-16.0%	-16.7%	70 bps
Selling Expenses	(2,142)	(2,014)	6
% of NS	-14.5%	-15.3%	80 bps
Fixed	(1,220)	(1,159)	5
Variable	(922)	(856)	8
General and Administrative Expenses	(221)	(180)	23
% of NS	-1.5%	-1.4%	10 bps
Honorary of our administrators	(11)	(11)	(7)
% of NS	-0.1%	-0.1%	-
General and administrative	(211)	(169)	25
% of NS	-1.4%	-1.3%	10 bps

Operating Income	1,211	638	90
% of NS	8.2%	4.8%	340 bps

Other Operating Results	(187)	(100)	86

Equity Income	10	11	(11)

Result before financial income	1,034	549	88
% of NS	7.0%	4.2%	280 bps

Net Financial Income	(361)	(362)	(0)

Pre-tax income	673	186	261
% of NS	4.6%	1.4%	320 bps
Income tax and social contribution	(108)	(22)	387
% of pre-tex income	-16.0%	-11.9%	410 bps

Net income before participation	565	164	244

Participation of non-controlling shareholders	2	(4)	-

Net Income	567	160	255
% of NS	3.8%	1.2%	260 bps

EBITDA	1,605	1,021	57
% of NS	10.9%	7.7%	320 bps
Adjusted EBITDA	1,762	1,097	61
% of NS	12.0%	8.3%	370 bps

BALANCE SHEET - R$ Million	06.30.2013	12.31.2012	var. %
Assets	31,587	30,772	3
Current Assets	11,972	11,590	3
Cash and cash equivalents	2,028	1,931	5
Financial investments	525	622	(16)
Accounts receivable	3,157	3,131	1
Recoverable taxes	1,251	965	30
Dividends/interest on shareholders’ equity	22	-
Assets held for sale	6	23	(1)
Securities receivable	134	77	73
Inventories	3,142	3,019	4
Biological assets	1,281	1,371	(7)
Other financial assets	8	33	(77)
Other receivables	284	326	(13)
Anticipated expenses	133	92	44

Non-Current Assets	19,615	19,182	2
Long-term assets	3,825	3,723	3
Cash investments	54	74	(28)
Accounts receivable	11	11	(1)
Escrow deposits	405	365	11
Biological assets	442	428	3
Securities receivable	315	152	107
Recoverable taxes	921	1,142	(19)
Deferred taxes	707	725	(2)
Restricted cash	99	93	7
Other receivables	546	732	(25)
Antecipated expenses	324	0

Permanent Assets	15,790	15,459	2
Investments	91	37	184
Property, plant and equipment	10,940	10,671	3
Intangible	4,759	4,752	0

Liabilities	31,587	30,772	3
Current Liabilities	7,506	7,482	0
Loans and financing	2,443	2,441	0
Suppliers	3,176	3,381	(6)
Payroll and mandatory social charges	515	426	21
Taxes payable	235	228	3
Dividends/interest on shareholders’ equity	330	160	106
Management and staff profit sharing	79	77	2
Other financial liabilities	364	253	44
Provisions	98	174	(44)
Other liabilities	265	341	(22)

Non-Current Liabilities	9,500	8,715	9
Loans and financing	7,330	7,078	4
Suppliers	146	38	316
Taxes and social charges payable	12	13	8
Provision for tax, civil and labor contingencies	865	761	14
Deferred taxes	25	28	(9)
Employee pension plan	303	286	6
Other liabilities	819	511	60

Shareholders’ Equity	14,581	14,576	0
Capital stock paid in	12,460	12,460	-
Capital reserves	90	70	28
Profit reserves	2,275	2,261	1
Other related results	(392)	(201)	62
Retained profits (losses)	567	-	-
Interest on shareholders’ equity	(359)	-
Transfer reserves and tax incentives	(59)	-	-
Treasury shares	(36)	(52)	(31)
Participation of non controling shareholders	35	38	(7)

Cash Flow - R$ million	2Q13	2Q12	CH. %	1H13	1H12	CH. %

Operating Activities
Result for the fiscal year	208	6	3,163	567	160	255
Adjustments to the result	754	1,048	(28)	1,266	1,847	(31)

Changes in assets and liabilities
Accounts receivable from clients	(121)	(145)	(17)	8	380	(98)
Inventory	35	(91)	-	(135)	(423)	(68)
Biological Assets	38	(164)	-	90	(188)	-
Interest on Shareholders' Equity received	-	9	-	-	9	-
Suppliers	40	109	(64)	(82)	109	-
Payment of contingencies	(71)	(42)	71	(95)	(92)	2
Interest payments	(126)	(85)	48	(256)	(212)	20
Payment of income tax and social contribution	(1)	(8)	-	(1)	(27)	(96)
Salaries, social obligations and others	(46)	(154)	(70)	(106)	(458)	(77)
Net cash provided by operating activities	710	485	46	1,257	1,104	14

Investment Activities
Financial investments	43	24	77	76	(3)	-
Investments in restricted cash	(4)	(4)	(7)	(6)	(6)	9
Acquisition of companies	-	(11)	-	-	(11)	-
Other investments	0	(1)	-	(54)	(1)	4,342
Acquisition of fixed assets	(253)	(487)	(48)	(671)	(935)	(28)
Acquisition of biological assets	(134)	(121)	10	(255)	(238)	7
Revenue from the sale of fixed assets	172	4	3,793	173	8	2,140
Intangible investments	(3)	(2)	78	(32)	(3)	971
Cash from (invested) investment activities	(178)	(597)	(70)	(770)	(1,188)	(35)

Financing activities
Loans and financing	78	960	(92)	(226)	1,136	(120)
Capital Reduction	-	-	-	(10)	-	-
Interest on shareholders' equity	(45)	-	-	(220)	(340)	(35)
Acquisitions of treasury shares	12	-	-	16	-	-
Cash from (invested) in financing activities	44	960	(95)	(440)	796	(155)

Currency variation on cash and cash equivalents	71	53	33	52	28	83

Net increase (decrrease) in cash held	647	902	(28)	98	740	(87)

Cash and cash equivalents at the beginning of the period	1,381	1,205	15	1,931	1,367	41
Cash and cash equivalents at the end of the period	2,028	2,107	(4)	2,028	2,107	(4)